-------------------------                         ----------------------------
   CUSIP No. 749361101              13D                Page 1 of Pages 18
 -------------------------                         ----------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                                 RCN Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749361101
                                 (CUSIP number)

                          Tudor Investment Corporation
                          Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 16, 2007
                                 ---------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 18 Pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 2 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Investment Corporation
        22-2514825
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7.   SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER       1,288,785 (see Item 5)
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER  1,288,785 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,288,785 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        3.3% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 3 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Paul Tudor Jones, II

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------

NUMBER OF SHARES    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER       1,288,785 (see Item 5)
--------------------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER  1,288,785 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,288,785 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        3.3% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 4 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
15.     Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        James J. Pallotta

--------------------------------------------------------------------------------
16.     Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
17.     SEC Use Only
--------------------------------------------------------------------------------
18.     Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
19. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
20.     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
NUMBER OF SHARES    21.   SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    22.   SHARED VOTING POWER       1,288,785 (see Item 5)
--------------------------------------------------------------------------------
                    23.   SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                    24.   SHARED DISPOSITIVE POWER  1,288,785 (see Item 5)
--------------------------------------------------------------------------------
25.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,288,785 (see Item 5)
--------------------------------------------------------------------------------
26. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
27.     Percent of Class Represented by Amount in Row (11)

        3.3% (see Item 5)
--------------------------------------------------------------------------------
28.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 5 of Pages 18
--------------------------                          ----------------------------


--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.)
        98-0223576
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER         325,452 (see Item 5)
--------------------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER    325,452 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        325,452 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.8% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 6 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Altar Rock Fund L.P.
        06-1558414
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER          10,458 (see Item 5)
--------------------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER     10,458 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,458 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.03% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 7 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Raptor Global Portfolio Ltd.
        98-0211544
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------

NUMBER OF SHARES    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER         952,875 (see Item 5)
--------------------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER    952,875 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        952,875 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        2.4% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 8 of Pages 18
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Proprietary Trading, L.L.C.
        13-3720063
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER               0 (see Item 5)
--------------------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
--------------------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER          0 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0 (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.0% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 9 of Pages 18
--------------------------                          ----------------------------

ITEM 1.     Security and Issuer

       The class of equity security to which this Amendment No. 3 to Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of RCN Corporation, a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 196 Van Buren Street, Herndon, VA 20170.

       This filing of this Amendment No. 3 to Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.     Identity and Background.

       This Amendment No. 3 to Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

              (i) Tudor Investment Corporation ("TIC"), a Delaware corporation.

              (ii) Paul Tudor Jones, II ("Jones"), a citizen of the United
       States.

              (iii) James J. Pallotta ("Pallotta"), a citizen of the United States.

              (iv) The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.) ("BVI"), a Cayman Islands limited partnership.

              (v) The Raptor Global Portfolio Ltd. ("Raptor"), a Cayman Islands corporation.

              (vi) Tudor Proprietary Trading, L.L.C. ("TPT"), a Delaware limited liability company.

              (vii) The Altar Rock Fund L.P. ("Altar Rock" and together with TIC, Jones, Pallotta, BVI, Raptor, and TPT, the "Group" or the "Reporting Persons" and each a "Reporting Person"), a Delaware limited partnership.

       In connection with a restructuring of its investment operations, on July 2, 2007, Tudor Proprietary Trading, L.L.C. ("TPT") contributed the majority of its investment positions, including the Common Stock and warrants to purchase Common Stock with an exercise date of May 25, 2007 (the "Warrants"), to BVI in exchange for an equivalent interest in BVI (such interest to be held by a wholly-owned subsidiary of TPT). The number of shares of Common Stock and Warrants previously owned directly by TPT is equal to the number of shares of Common Stock and Warrants in which TPT has an indirect beneficial ownership interest following such restructuring.

       TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 10 of Pages 18
--------------------------                          ----------------------------

       The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

       The principal employment of Pallotta is as Vice Chairman and Managing Director of TIC of which he is the portfolio manager of TIC with respect to the Common Stock and Warrants and may be deemed to have voting and investment authority with respect to the Common Stock and Warrants.

       TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

       Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

       The business address of TIC, Jones, Altar Rock, and TPT is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Pallotta is c/o Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

       The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, Raptor and TPT is set forth on Schedule I hereto and is incorporated by reference herein.

       During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

       The Reporting Persons are filing this Amendment No. 3 to Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

       Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any such person is, for purposes of
Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.     Source and Amount of Funds or Other Consideration.

      No amendment.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 11 of Pages 18
--------------------------                          ----------------------------

ITEM 4.     Purpose of Transactions.

       The shares of Common Stock directly beneficially owned by BVI (1,811,495 shares, including shares contributed to BVI by TPT in accordance with the restructuring referred to in Item 2 above), Raptor (5,303,727 shares), and Altar Rock (58,290 shares) were sold in three (3) transactions (the "Sales") as follows:

       August 10, 2007 (as reported in a Form 4 filed August 14, 2007)
       ---------------
       BVI:              31,641 Shares
       Raptor:           92,649 Shares
       Altar Rock:       1,017 Shares
       Total:            125,307 Shares

       August 13, 2007 (as reported in a Form 4 filed August 14, 2007)
       ---------------
       BVI:              3,026 Shares
       Raptor:           10,272 Shares
       Altar Rock:       82 Shares
       Total:            13,380 Shares

       August 16, 2007 (as reported in a Form 4 filed August 20, 2007)
       ---------------
       BVI:              1,776,828 Shares
       Raptor:           5,200,806 Shares
       Altar Rock:       57,191
       Total:            7,034,825 Shares

       Except as set forth in this Amendment No. 3 to Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs
(a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

       The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

       As a result of the Sales, BVI disposed of 1,811,495 shares of Common Stock, Raptor disposed of 5,303,727 shares of Common Stock, and Altar Rock disposed of 58,290 shares of Common Stock.

       On May 25, 2007, the Company repurchased its 7.375% Convertible Second Lien Notes due 2012. In connection with such repurchase, TPT, BVI, Raptor, and Altar Rock, received 75,455, 140,807, 633,183, and 6,949 Warrants, respectively. In connection with a dividend paid to shareholders of the Company on June 11, 2007, the number of Warrants held by such entities was automatically adjusted pursuant to the terms of the Warrants to 113,552 (TPT), 211,900 (BVI), 952,875 (Raptor), and 10,458 (Altar Rock) Warrants, respectively. In accordance with the restructuring referred to in Item 2 above, the Warrants previously held by TPT were contributed to BVI. As a result, BVI presently holds 325,875 Warrants.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 12 of Pages 18
--------------------------                          ----------------------------

       Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the shares of Common Stock and Warrants owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Jones may be deemed to beneficially own the shares of Common Stock and Warrants deemed beneficially owned by each such Reporting Person. Because Pallotta is a portfolio manager of TIC and TPT with respect to the Common Stock and Warrants and may be deemed to have voting and investment authority with respect to the Common Stock and Warrants, Pallotta may be deemed to beneficially own the Common Stock and Warrants deemed beneficially owned by each such Reporting Person.

       Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any such person is, for purposes of
Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

       The filing of this Amendment No. 3 to Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

       Except as reported in this Amendment No. 3 to Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       No amendment.

ITEM 7.     Materials to be Filed as Exhibits.

       No amendment.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 13 of Pages 18
--------------------------                          ----------------------------

                                   SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                          TUDOR INVESTMENT CORPORATION


                                          By:  \s\ John R. Torell
                                              --------------------------------
                                              John R. Torell
                                              Managing Director



                                          \s\ Paul Tudor Jones, II
                                          ------------------------------------
                                          Paul Tudor Jones, II


                                          \s\ James J. Pallotta
                                          ------------------------------------
                                          James J. Pallotta


                                          THE TUDOR BVI GLOBAL PORTFOLIO L.P.
                                          (f/k/a The Tudor BVI Global
                                          Portfolio Ltd.)
                                          By:  Tudor Investment Corporation,
                                                its trading advisor


                                          By:  \s\ John R. Torell
                                              --------------------------------
                                              John R. Torell
                                              Managing Director

                                          TUDOR PROPRIETARY TRADING, L.L.C.


                                          By:  \s\ John R. Torell
                                              --------------------------------
                                              John R. Torell
                                              Managing Director


                                          THE RAPTOR GLOBAL PORTFOLIO LTD.
                                          By:  Tudor Investment Corporation,
                                                its investment adviser

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 14 of Pages 18
--------------------------                          ----------------------------

                                          By:  \s\ John R. Torell
                                              --------------------------------
                                              John R. Torell
                                              Managing Director


                                          THE ALTAR ROCK FUND L.P.
                                          By:  Tudor Investment Corporation,
                                                its general partner


                                          By:  \s\ John R. Torell
                                              --------------------------------
                                              John R. Torell
                                              Managing Director

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 15 of Pages 18
--------------------------                          ----------------------------

                                                              Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.    Tudor Investment Corporation

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the King Street address of TIC set forth under Item 2 of this Amendment No. to Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock and Warrants.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

Paul Tudor Jones, II*         Chairman of the Board, Chief Executive
                              Officer of TIC.

Mark F. Dalton                Vice Chairman, Director, and
                              President of TIC.

John G. Macfarlane, III       Director, Chief Operating Officer and Managing
                              Director of TIC.

James J. Pallotta**           Vice Chairman, Director, and Managing
                              Director of TIC. Principal business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th
                              Floor, Boston, MA 02110.

Andrew S. Paul                Director, Managing Director, General Counsel
                              and Corporate Secretary of TIC.

Robert P. Forlenza            Director and Managing Director of TIC.
                              Principal business address at Tudor Investment
                              Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA
                              02110.

--------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock and Warrants.

** See Item 5 of this Schedule 13D for a discussion of Mr. Pallotta's potential beneficial ownership of Common Stock and Warrants.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 16 of Pages 18
--------------------------                          ----------------------------



John R. Torell                Director, Managing Director and Chief Financial
                              Officer of TIC.

Mark V. Houghton-Berry        Director of TIC; Managing Director of Tudor
                              Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17
                              5XT, England.

                              Mr. Houghton-Berry is a citizen of the United Kingdom.

Mark Nicholson                Director of TIC; Chief Executive Officer of
                              Tudor Capital Australia Pty. Ltd., an affiliate of TIC located at Suite 11, 2-3 Shore Building,
                              13 Hickson Road, Sydney NSW, Australia 2000.

                              Mr. Nicholson is a citizen of Australia.

Richard L. Fisher             Director of TIC.  Mr. Fisher is Managing
                              Director of Investments and Acquisitions and a Managing Director of Dunavant Enterprises,
                              Inc., 3797 Getwell Road, Memphis, TN  38118.

II.   The Raptor Global Portfolio Ltd.

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock and Warrants.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

InterCaribbean Services Ltd.  Director of Raptor and other non-U.S.
                              investment funds. The principal place of business of Kaya Flamboyan 9, Curacao, Netherlands Antilles.

Karl Erbo Graf Kageneck       Director of Raptor and other non-U.S.
                              investment funds.
                              Managing Partner of Jargonnant Partners
                              S.A.R.L., an international real estate advisory and management firm with offices in Munich, Germany; Geneva, Switzerland; and Luxembourg.

                              Mr. Kageneck is a citizen of Germany.

David d'Ambrumenil            Director of Raptor and other non-U.S.
                              investment funds. Chairman of Lionspring
                              Enterprises Limited, a privately held
                              consulting firm in London, England

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 17 of Pages 18
--------------------------                          ----------------------------


                              Mr. d'Ambrumenil is a citizen of Great Britain.

Jean-Pierre Jacquemoud        Director of Raptor and other non-U.S.
                              investment funds. Attorney, Jacquemoud &
                              Stanislas, 2, rue Bellow, Geneva 1206,
                              Switzerland.

                              Mr. Jacquemoud is a citizen of Switzerland.

Ben C. Grigsby                Director of Raptor and other non-U.S. investment
                              funds.
                              Mr. Grigsby was formerly the CEO of Swiss Re
                              Capital Management and Advisory, Tokai Bank
                              Europe, and Barclays de Zoete Wedd. Mr. Grigsby resides in both Virginia and the United Kingdom.

                              Mr. Grigsby is a citizen of the United Kingdom and the United States of America.

--------------------------                          ----------------------------
   CUSIP No. 749361101               13D                Page 18 of Pages 18
--------------------------                          ----------------------------


III.  Tudor Proprietary Trading, L.L.C.

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TPT is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock and Warrants.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

Paul Tudor Jones, II*         Chairman of the Board, Chief Executive
Officer of TIC.

Mark F. Dalton                Vice Chairman, Director and President of TIC.

John G. Macfarlane, III       Director, Chief Operating Officer and Managing
                              Director of TIC.

Andrew S. Paul                Director, Managing Director, General Counsel
                              and Corporate Secretary of TIC.

James J. Pallotta**           Vice Chairman, Director, and Managing
                              Director of TIC. Principal business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th
                              Floor, Boston, MA 02110.

John R. Torell                Director, Managing Director and Chief Financial
                              Officer of TIC.

Robert P. Forlenza            Director and Managing Director of TIC.
                              Principal business address at Tudor Investment
                              Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA
                              02110.

Mark V. Houghton-Berry        Director of TIC; Managing Director of Tudor
                              Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17
                              5XT, England.

                              Mr. Houghton-Berry is a citizen of the United Kingdom.



------------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock and Warrants.

** See Item 5 of this Schedule 13D for a discussion of Mr. Pallotta's potential beneficial ownership of Common Stock and Warrants.